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CUSIP No. 727659104                      13G                   Page 1 of 8 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
                      and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)
                                (Amendment No. )*

                         Platinum Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    727659104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[_]     Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 727659104                     13G                    Page 2 of 8 Pages
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================================================================================
    1       NAMES OF REPORTING PERSONS
            JD Capital Management LLC
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            06-1630599
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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              NUMBER OF
               SHARES                     5     SOLE VOTING POWER
            BENEFICIALLY
              OWNED BY                           3,856,200 (See Item 4)
                EACH                  ------------------------------------------
              REPORTING                   6     SHARED VOTING POWER
               PERSON
                WITH                                  -0-
                                      ------------------------------------------
                                          7     SOLE DISPOSITIVE POWER

                                                 3,856,200 (See Item 4)
                                      ------------------------------------------
                                          8     SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             3,856,200 (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    14.68%(1)
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 24,068,675 shares of common stock issued and outstanding following the consummation by the Issuer of its acquisition of the assets of Tandem Energy Corporation pursuant to the Issuer's Current Report on Form 8-K dated October 29, 2007.


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CUSIP No. 727659104                     13G                    Page 3 of 8 Pages
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================================================================================
    1       NAMES OF REPORTING PERSONS
            J. David Rogers
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------

              NUMBER OF
               SHARES                     5     SOLE VOTING POWER
            BENEFICIALLY
              OWNED BY                          3,856,200 (See Item 4)
                EACH                  ------------------------------------------
              REPORTING                   6     SHARED VOTING POWER
               PERSON
                WITH                                  -0-
                                      ------------------------------------------
                                          7     SOLE DISPOSITIVE POWER

                                                3,856,200 (See Item 4)
                                      ------------------------------------------
                                          8     SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             3,856,200 (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     14.68%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.


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CUSIP No. 727659104                     13G                    Page 4 of 8 Pages
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Item 1(a)         Name of Issuer:

                  Platinum Energy Resources, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3 Paragon Drive
                  Montvale, NJ 07645

Item 2(a)         Name of Person Filing:

                           JD Capital Management LLC
                           J. David Rogers

                  The Reporting Persons have entered into a Joint Filing Agreement, dated October 30, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the Reporting Persons is

                  Two Greenwich Plaza, 2nd Floor
                  Greenwich, CT 06830

Item 2(c)         Citizenship:

                  JD Capital Management LLC is a limited liability company organized under the laws of the State of Delaware. J. David Rogers is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock $.0001 par value.

Item 2(e)         CUSIP No.:

                  727659104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.


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CUSIP No. 727659104                     13G                    Page 5 of 8 Pages
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Item 4            Ownership:

                  JD Capital Management LLC ("JD Capital") is the investment manager of Tempo Master Fund LP and Tempo Fund LLC (collectively "Tempo"), and by virtue of such status may be deemed to be the beneficial owner of the securities of the Issuer owned by Tempo. J. David Rogers ("Rogers"), the managing member of JD Capital, has voting and investment power with respect to the securities, and therefore may be deemed to be the beneficial owner of the securities.

                  JD Capital and Rogers disclaim beneficial ownership of the securities, except to the extent of their respective pecuniary interest.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                  1.    JD Capital Management, LLC

                  (a)   Amount beneficially owned: 3,856,200(2)

                  (b)   Percent of class: 14.68%

                  (c)   Number of shares as to which the  person  has:

                        (i)   Sole   power  to  vote  or  to  direct  the  vote:
                              3,856,200

                        (ii)  Shared power to vote or to direct the vote: -0-

                        (iii) Sole power to dispose or to direct the disposition
                              of: 3,856,200

                        (iv)  Shared   power  to   dispose   or  to  direct  the
                              disposition of: -0-

                  2.    J. David Rogers

                  (a) Amount beneficially owned: 3,856,200

                  (b) Percent of class: 14.68%

                  (c) Number of shares as to which the person has:

                        (i)   Sole   power  to  vote  or  to  direct  the  vote:
                              3,856,200

                        (ii)  Shared power to vote or to direct the vote: -0-

                        (iii) Sole power to dispose or to direct the disposition
                              of: 3,856,200

                        (iv)  Shared   power  to   dispose   or  to  direct  the
                              disposition of: -0-

2 Reported securities include warrants to purchase 2,194,200 shares of common stock.


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CUSIP No. 727659104                     13G                    Page 6 of 8 Pages
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Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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CUSIP No. 727659104                     13G                    Page 7 of 8 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2007

                                                       JD CAPITAL MANAGEMENT LLC

                                                       By:/s/ J. David Rogers
                                                       -------------------------
                                                       J. David Rogers

                                                       By:/s/ J. David Rogers
                                                       -------------------------
                                                       J. DAVID ROGERS